

November 18, 2025

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549

RE: 21Shares Solana ETF
        Issuer CIK: 0002028834
        Issuer File Number: 333-280557
        Form Type: 8-A12B
        Filing Date: November 18, 2025

To Whom It May Concern:

Cboe BZX Exchange, Inc. ("Exchange") certifies its approval for listing and registration of shares of the 21Shares Solana ETF upon official notice of issuance.

Sincerely,

Charles Sullivan
Senior Analyst, Listing Qualifications